EXHIBIT 4.01




                  [WACHOVIA BANK NATIONAL ASSOCIATION LETTERHEAD]


October 30, 2005

Michael Steiner
Dryclean USA, Inc
290 NE 68 Street
Miami, FL 33138

RE: Promissory Note from Dryclean USA, Inc. ("Borrower") to Wachovia Bank, National Association ("Wachovia") in the original principal amount of $2,250,000.00 dated November 2, 1998 including any amendments (the "Note")

Dear Mr. Steiner:

         Wachovia is pleased to extend its obligation to advance funds under the Note until October 30, 2006. All other terms, conditions and provisions of the Note and Loan Documents (as defined in the Note) remain unchanged and in full force and effect.

         Thank you for allowing Wachovia to be of service. Please feel free to call me if you have any questions about this extension.

Sincerely,

Wachovia Bank, National Association

/s/ Carolyn Rewane
Carolyn Rewane
Vice President